Pikeville National Corporation Savings and Employee Stock Ownership Plan Statement of Net Assets Available for Benefits with Fund Information December 31, 1996

                              Participant Directed
                  Pikeville   Federated               Money
                    Stock        ARM      Equity     Market     Trust        Plan
                    Fund         Fund      Fund       Fund      Fund        Totals

     Assets
Investments, at
 fair value
 Pikeville
 National
 Corporation
 Common Stock     $6,344,716 $        - $        - $        - $4,371,829 $10,716,545
U.S. Government
 Obligations
 and Mortgage
 Backed
 Securities                -  1,560,546          -          -          -   1,560,546
Mutual Funds               -          -    887,676          -          -     887,676
Pikeville
National Equity
 Common Fund               -          -  2,245,417          -          -   2,245,417
Cash Equivalents     163,430     75,587     31,517  3,373,798    129,989   3,774,321

                   6,508,146  1,636,133  3,164,610  3,373,798  4,501,818  19,184,505

Accrued interest
 and dividends
 receivable           51,802     16,641     18,142          -     35,702     122,287
Participant
 withholding and
 employer
 contributions
 receivable               35         76         97          -        (4)         204

Net Assets
 available for
 benefits         $6,559,983 $1,652,850 $3,182,849 $3,373,798 $4,537,516 $19,306,996

The accompanying notes are an integral part of the financial statements.

Pikeville National Corporation Savings and Employee Stock Ownership Plan Statement of Changes in Net Assets Available for Benefits with Fund Information
December 31, 1996

                         Participant Directed
                   Pikeville  Federated               Money
                    Stock        ARM      Equity     Market      Trust      Plan
                    Fund        Fund       Fund       Fund        Fund     Totals
Additions to net
 assets
 attributed to:
Investment
 income:
Net appreciation
 (depreciation)
 in fair value of
 investments
 (Notes 2 and 3) $1,216,109 $  (42,536) $  476,456 $        - $  808,943 $ 2,458,972
Interest             12,429     92,209     (4,060)    173,945      7,258     281,781
Dividends           180,499      7,743    100,610           -    123,969     412,821
                  1,409,037     57,416    573,006     173,945    940,170   3,153,574

Contributions -
 participants       438,223    158,888    342,281     278,932          -   1,218,324
Contributions -
 employer           189,718     67,599    145,542     122,296    718,294   1,243,449
Other                     -      (824)          -           -      1,687         863

Total additions
 net              2,036,978    283,079  1,060,829     575,173  1,660,151   5,616,210

Interfund
 transfers, net      95,759    (6,851)    104,013    (192,921)         -           -

Deductions from
 net assets
 attributed to:
Distributions
 paid to
 participants and
 beneficiaries
 (Note 2)         (226,270)  (188,471)  (386,664)    (386,134) (219,235) (1,406,774)
Other               22,397     (5,134)     15,331     (11,997)  (18,731)       1,866

Net increases
 (decreases)     1,928,864      82,623    793,509     (15,879) 1,422,185   4,211,302

Net assets
available for
benefits at
beginning of
year             4,631,119   1,570,227  2,389,340    3,389,677  3,115,331  15,095,694

Net assets
available for
benefits at end
of year         $6,559,983  $1,652,850 $3,182,849   $3,373,798 $4,537,516 $19,306,996

The accompanying notes are an integral part of the financial statements.

Pikeville National Corporation Savings and Employee Stock Ownership Plan Statement of Net Assets Available for Benefits with Fund Information December 31, 1995

                           Participant Directed
                  Pikeville Federated               Money
                    Stock      ARM      Equity      Market      Trust      Plan
                     Fund     Fund       Fund        Fund        Fund     Totals

     Assets
Investments, at
 fair value
 Pikeville
 National
 Corporations
 Common Stock    $4,260,545 $        - $       -  $        - $2,982,480 $ 7,243,025
Mutual Funds              -  1,518,849  1,465,316          -          -   2,984,165
Pikeville
 National Equity
 Common Fund              -          -    683,659          -          -     683,659
Cash Equivalents    310,186     39,422    227,022  3,345,477     81,274   4,003,381

                  4,570,731  1,558,271  2,375,997  3,345,477  3,063,754  14,914,230
Accrued interest
 and dividends
 receivable          39,952      3,743        428     28,981     27,465     100,569
Participant
 withholding and
 employer
 contributions
 receivable          20,436      8,213     12,915     15,219     24,112      80,895

Net Assets
 available for
 benefits        $4,631,119 $1,570,227 $2,389,340 $3,389,677 $3,115,331 $15,095,694


The accompanying notes are an integral part of the financial statements.

Pikeville National Corporation Savings and Employee Stock Ownership Plan
Statement  of  Changes in Net Assets Available for  Benefits  with  Fund
Information
December 31, 1995

                         Participant Directed
                   Pikeville   Federated               Money
                    Stock        ARM        Equity    Market       Trust       Plan
                    Fund         Fund        Fund      Fund         Fund      Totals
Additions to net
 assets
 attributed to:
Investment
 income:
Net appreciation
 (depreciation)
 in fair value of
 investments
 (Notes 2 and 3)  $(1,487,527) $  119,954 $  462,340 $        - $(1,080,978) $(1,985,989)
Interest               12,661       2,343      4,700    176,059        6,154     201,917
Dividends             172,576      74,622     65,447          -       99,286     411,931
                   (1,302,290)    196,919    532,709    176,059     (975,538) (1,372,141)

Contributions  -
participants          439,007     147,417    241,384    276,303            -   1,104,111
Contributions  -
employer              192,182      67,495     96,330    133,505      615,237   1,104,749
Other                       -      28,569      1,539          -            -      30,108

Total additions,
net                  (671,101)    440,400    871,962    585,867     (360,301)    866,827

Interfund
 transfers, net      (336,803)    (49,690)    (8,073)   393,086        1,480           -

Deductions from
 net assets
 attributed to:
Distributions
 paid to
 participants
 and
 beneficiaries
 (Note 2)           2,542,771     259,162    162,484    556,009      330,407   3,850,833
Other                   4,797           -          -          -            -       4,797

Net Increases
 (decreases)       (3,555,472)    131,548    701,405    422,944     (689,228) (2,988,803)

Net Assets
 available for
 benefits at
 beginning of
 year               8,186,591   1,438,679  1,687,935  2,966,733    3,804,559  18,084,497

Net Assets
 available for
 benefits at end
 of year           $4,631,119  $1,570,227 $2,389,340 $3,389,677   $3,115,331 $15,095,694

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1.Description of Plan:

  The following brief description of the Pikeville National Corporation Savings and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General: The Plan is a defined contribution plan covering substantially all employees of Pikeville National Corporation (the Company), and all participating subsidiaries, which include Pikeville National Bank & Trust Company, First Security Bank & Trust Company, Commercial Bank (West Liberty), Commercial Bank (Middlesboro), The Woodford Bank and Trust Company, Farmers National Bank, The Exchange Bank of Kentucky, First American Bank, Farmers-Deposit Bank, Community Trust Bank, FSB, and Trust Company of Kentucky. The Plan was established, effective January 1, 1995, by the merger of the Pikeville National Corporation Restated Savings and Retirement Plan and the Pikeville National Corporation Employee Stock Ownership Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Eligibility: An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve months of employment (of at least 1,000 hours service).

  Contributions: A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. The maximum amount of voluntary contributions shall be the lesser of $9,500 (as adjusted for inflation) for 1996 or 12% of the participant's compensation for the plan year. The Company makes matching contributions equal to 50% of the first 8% of each participant's deferred compensation contributions for the plan year, up to a total of 4% of such participant's compensation. Each participating company may, at the discretion of each Board of Directors, contribute an additional percentage of covered employees' gross wages.

  In addition, each year the Company will contribute to the Plan an amount no less than 3% of the compensation of each participant. These contributions are non-participant directed and are made directly to the Trust Fund (see Note 3). During 1996 and 1995, the contribution percentage was 4%.

  With the permission of the Retirement Committee of the Plan, a participant may contribute rollover contributions received by such participant or to which a participant is entitled from another trust qualified under Section 401(a) and 501(a) of the Internal Revenue Code of 1986. Such rollover contributions are deposited in the participant's rollover account.

  Participants' Accounts: Each participant's account is credited with employer discretionary contributions, employee deferred compensation contributions and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant's interest therein.

  Each participant is entitled to exercise voting rights attributable to the shares of Pikeville National Corporation common stock allocated to his or her account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which no instructions have been given by a participant.

  Vesting: Vesting of an employee's interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant's employment ceases for any other reason, the full value of his account is payable to him if he has completed five or more years of service. A participant who has completed less than five years of service is entitled to the full value of his account less the value of the employer contributions.

  Payment of Benefits: Generally, participants' account balances will be distributed to the participant or his beneficiary in a single lump-sum.

  Concentration of Credit Risk: Plan assets are invested in various financial instruments that contain some degree of credit risk. The Plan does not maintain collateral or other security to support these investments.

  At December 31, 1996, approximately 20% of Plan assets are invested in money market securities of companies with strong credit ratings, 4% of Plan assets are invested in mutual funds, 12% in equity common fund which is administered by the Company, 8% in US Government obligations and mortgage backed securities, and 56% are invested in common stock of Pikeville National Corporation.

  At December 31, 1995, approximately 27% of Plan assets are invested in money market securities of companies with strong credit ratings. Approximately 20% of Plan assets are invested in mutual funds, 4% in an equity common fund which is administered by Pikeville National and approximately 49% are invested in common stock of the Pikeville National Corporation.

2.Summary of Significant Accounting Policies:

  Basis of Accounting: The accounting records of the Plan are maintained on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

  Valuation of Investments: Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds and common trust funds are valued at the most recent selling price. which is based on the current market value of the securities in the fund.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Other: The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

3.Investments:

  All amounts contributed to the Plan at December 31, 1996 are held by the trustee, Trust Company of Kentucky, and are invested in five separate investment funds as described below. At December 31, 1995, Plan assets were held by PNC Bank, Kentucky, Inc.

  Participant Directed Funds:

     Stock  Fund:   The  Fund consists primarily of  Pikeville  National
     Corporation common stock.

     Federated ARM Fund: The Fund is primarily invested in adjustable rate mortgages, government securities and fixed income investments.

     Equity Fund: The Fund is primarily invested in three Mutual Funds and the Pikeville National Equity Common Fund with the primary investment objective to achieve increasing income and long-term appreciation of capital through the purchases of common stock and other equity investments.

     Money Market Fund: The Fund is primarily invested in short-term interest bearing money market accounts. The average maturity of the portfolio will usually be less than one year.

     Each participant must allocate the contributions made on their behalf and the balances in their account among the foregoing funds in increments of 10%. In the absence of an allocation, all of a participant's contributions will be invested in the Money Market Fund.

  Non-Participant Directed Fund:

     Trust  Fund:   The  Fund consists primarily of  Pikeville  National
     Corporation common stock.

  The following table presents the fair value of the Plan's investments. Investments that represent five percent or more of the Plan's net assets are separately identified:

  Investments consisted of the following at December 31, 1996:

   Investments at Fair Value as         Number of Shares         Fair
  Determined by Quoted Market Price    of Principal Amount      Value

  Common Stock:
   Pikeville National Corporation (1)        437,410         $10,716,545 *
  Mutual Funds:
   Conventry Group Inc. Shelby FD             17,581             230,766
   Rowe T Price Intl FDS Inc. Intl            27,189             380,300
   Vanguard Index TR 500 Portfolio             3,946             276,610

                                                                 887,676

  US Government Obligations and Mortgage
    Backed Securities:
   US Treasury Notes                       1,100,000           1,079,420 *
   GNMA                                      489,191             481,126

                                                               1,560,548

  Pikeville National Equity Common Fund (1)   37,079           2,245,417 *

  Cash Equivalents:
   Financial Square Government Fund        3,774,321           3,774,321 *

  Total Investments                                          $19,184,505

     * Denotes investments that represent 5% or more of the Plan's net assets.

     (1) Party-in-interest to the Plan

  Investments consisted of the following at December 31, 1995:

   Investments at Fair Value as             Number of Shares         Fair
  Determined by Quoted Market Price        or Principal Amount       Value

  Common Stock:
   Pikeville National Corporation (1)              376,261        $ 7,243,025 *
  Mutual Funds:
   Warburg Pincus Growth and Income Fund            48,409            745,044
   Mutual Beacon Fund                               20,041            720,272
   Fidelity Government Securities Fund              76,438            777,374 *
   Dreyfus Short Interest Government Fund           66,800            741,475

                                                                    2,984,165

  Pikeville National Equity Common Fund (1)         47,019            683,659

  Cash Equivalents:
   Certificates of Deposit                       1,515,300          1,515,300 *
   PNC Money Market Fund (1)                     1,514,448          1,514,448 *
   Federal Home Loan Bank Discount Notes           746,611            746,611
   Compass Capital Money Market Fund               227,022            227,022

                                                                    4,003,381

   Total Investments                                              $14,914,230

   (1)  Party-in-interest to the Plan
   * Denotes investments that represents 5% or more of the Plan's net assets.

4.Income Tax Status

  The Company has received a determination letter from the Internal Revenue Service dated April 14, 1996, substantiating that the Plan qualifies under Section 401 (a) of the Internal Revenue Code; as such the Plan is exempt from Federal income tax under Section 501 (a), and amounts contributed by the Company are not taxed to the employee until a distribution from the Plan is received. The plan administrator is not aware of any course of action or series of events that may have occurred that might adversely affect the plan's qualified status.

5.Plan Termination:

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

6.Party-In-Interest Transactions:

  Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan, investment of assets and trustee services are paid by the Company.

  The Plan held the following part-in-interest investments (at fair value) at December 31:


                                                       1995
    Pikeville National Corporation Common Stock   $ 7,243,025
    Pikeville National Equity Common Fund             683,659
    PNC Bank, Kentucky, Inc. Employee Benefit
     Short-Term Investment Fund                     1,514,448


  During 1995, the Plan had following purchase, redemption and sale transactions with parties-in-interest.

Identity of      Description   Purchase  Selling       Cost       Net
   Party         of Asset       Price     Price                   Gain
                                                                  or
                                                                  (Loss)
Pikeville
   National      Common Stock  $870,777 $2,477,260  $1,684,854    $792,406

PNC Bank,        Employee
   Kentucky,     Benefit S/T
   Inc.          Investment
                 Fund         2,797,465  3,865,549
Pikeville
   National      Pikeville        50,681 1,114,679   1,037,127      77,552
   Bank and      National Equity
   Trust         Common Fund
   Company

7.Terminated Participants:

  Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $385,552 and $243,369 at December 31, 1996 and 1995, respectively.

                     Report of Independent Auditors



Pikeville National Corporation
  Retirement and Employee Benefits Committee


We have audited the accompanying statement of net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as December 31, 1996 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan at December 31, 1996 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audit of the 1996 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.

                                                       Ernst & Young LLP
                                                    s/ Ernst & Young LLP
Columbus, Ohio
June 27, 1997

Report of Independent Accountants


Retirement and Employee Benefits Committee
Pikeville National Corporation
Pikeville, Kentucky

We have audited the statement of net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as of December 31, 1995 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as of December 31, 1995 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.
Lexington, Kentucky
June 20, 1996

                     CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement on Form S-8 of Pikeville National Corporation. of our report dated June 27, 1997 with respect to the financial statements of the Pikeville National Corporation Savings and Employee Stock Ownership Plan included in this Annual Report on Form 11-K for the year ended December 31, 1996.
                                                       Ernst & Young LLP
                                                    s/ Ernst & Young LLP

Columbus, Ohio
June 27, 1997

              CONSENT OF INDEPENDENT ACCOUNTANTS



We   consent  to  the  incorporation  by  references  in   the
Registration Statement on Form S-8 of Pikeville National Corporation of our report dated June 20, 1996 on our audit of the net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as of December 31, 1995 and the related statement of changes in net assets available for benefits for the year ended, which report is included in this Form 11-K for the year ended December 31, 1996.




Coopers & Lybrand L.L.P.
Lexington, Kentucky
June 30, 1997